

Mail Stop 3720

March 22, 2007

VIA U.S. MAIL AND FAX (212) 975-6910
Mr. Fredric G. Reynolds
Executive Vice President and Chief Financial Officer
CBS Corporation
51 W. 52nd Street,
New York, New York 10019

      Re: CBS Corporation
               Form 10-K for Fiscal Year Ended December 31, 2005
               Filed March 16, 2006
               File No. 1-09553

Dear Mr. Reynolds:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                     Sincerely,

                     Larry Spirgel
                     Assistant Director